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Exhibit 12.1

YAHOO! INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

			Years ended December 31,
	Six months ended June 30, 2003
			2002		2001	2000		1999		1998
Earnings available to cover fixed charges:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$140,613		$157,475		$(85,488)	$262,691		$84,405		$4,082
Plus: Fixed charges	3,708		5,149		7,241	8,231		3,485		1,841

Earnings available to cover fixed charges	$144,321		$162,624		$(78,247)	$270,922		$87,890		$5,923

Fixed charges(a):
Interest	$3,708		$5,149		$7,241	$8,231		$3,485		$1,841

Ratio of earnings to fixed charges	38.92	x	31.58	x	— (b)	32.91	x	25.22	x	3.22	x

(a)
Fixed charges primarily represent the interest factor associated with certain operating leases, which approximate one-third of the related total operating lease expense.

(b)
Earnings in 2001 were inadequate to cover fixed charges. The coverage deficiency was approximately $85.5 million, largely due to restructuring and acquisition related costs totaling $62.2 million and investment losses of $26.6 million.

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  Exhibit 12.1
YAHOO! INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)